  Exhibit 99.2

DIGATRADE EXECUTES DEFINITIVE AGREEMENT TO DEVELOP MORE SECURE FINTECH WITH SECURTER INC.

Vancouver, British Columbia / ACCESSWIRE / February 28, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has executed its anticipated Definitive Agreement (“DA”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Securter’s technology and conceptual innovations for online payment processing are numerous. They improve the financial security and privacy of all “card-not-present” (CNP) credit card transactions that are processed by participating financial institutions and merchants. Card-not-present transactions represent a large and rapidly growing proportion of all global credit card commerce due to the consumer convenience of online payments. Securter’s technology has multiple elements by which to tackle mounting online losses in the credit card payment processing industry.

The Definitive agreement authorizes the formation of a new Digatrade subsidiary to receive and hold all existing Securter assets and intellectual property, including existing and future patent rights of the present Securter Inc. The subsidiary will have its own dedicated management.

Under the agreement, Digatrade will fund its new subsidiary up to US $3 Million in operational financing. This will enable the subsidiary to make its technology market-ready for launch through alliances with established payment service providers and other fintech industry channels. Securter prototype research and consultation with the industry has confirmed the need for the benefits that Securter technology delivers. The international payments processing industry is actively seeking solutions for the serious problem that CNP fraud represents. Securter’s better security with lower cost and improved convenience make adoption of Securter technology a natural choice for these industry partners. Securter will monetize its technology by sharing credit card transaction-fee revenue with participating processors.

ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside digital asset transactions to institutions through its proprietary over-the-counter trade desk. The Company recently executed an agreement with Securter that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Digatrade Financial Corp., located in Vancouver, British Columbia is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G-2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatradefinancial.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.